Exhibit 99.3

Schedule B

Certain Information Regarding the
Separately Filing Group Members[i]

Separately Filing Group Member	Class A Common Stock[ii]		Class B Common Stock[iii]		% of Total Common Stock[iv]	% of Total Voting Power[v]
	Shares	% of Class A	Shares	% of Class B		
CIBC Caribbean and Other Reporting Persons[vi]	-	-	673,350	1.3%	*	1.2%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[vii]	752,125	1.8%	20,878,516	39.5%	23.0%	36.8%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[viii]	-	-	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[ix]	-	-	1,289,059	2.4%	1.4%	2.3%
Trustees of the Linda Pritzker Family Trusts[x]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[xi]	-	-	3,581,361	6.8%	3.8%	6.3%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[xii]	14,650	*	6,511,568	12.3%	6.9%	11.4%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[xiii]	-	-	1,922	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[xiv]	-	-	17,554,636	33.2%	18.6%	30.8%
Pritzker Family Group Totals	766,775	1.9%	50,560,412	95.7%	54.5%	88.9%

* Less than 1% beneficial ownership

[i] All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.

[ii] The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 41,309,162 shares of Class A Common Stock outstanding as of March 23, 2026, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[iii] The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 52,830,807 shares of Class B Common Stock outstanding as of March 23, 2026, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[iv] The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 41,309,162 shares of Class A Common Stock and 52,830,807 shares of Class B Common Stock outstanding as of March 23, 2026, as adjusted.

[v] With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of March 23, 2026, as adjusted, which is comprised of 41,309,162 shares of Class A Common Stock and 52,830,807 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[vi] See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[vii] See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds the following stock appreciation rights ("SARs") that are currently exercisable or will become exercisable within sixty days: (a) 212,967 SARs at an exercise price of $80.02; (b)

292,226 SARs at an exercise price of $71.67; (c) 563,063 SARs at an exercise price of $48.66; (d) 174,337 SARs at an exercise price of $80.46; (e) 145,849 SARs at an exercise price of $95.06; (f) 92,706 SARs at an exercise price of $111.71; (g) 45,038 SARs at an exercise price of $157.11; and (h) 29,931 SARs at an exercise price of $122.21. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above. .

[viii] *See* the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[ix] *See* the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[x] *See* the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[xi] *See* the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[xii] *See* the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[xiii] *See* the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

[xiv] *See* the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer's jurisdiction of organization, principal business, and address of principal office.